KOLDECK INC.

800 North Rainbow Blvd. Ste. 208,

Las Vegas, NV 89107

Tel. (702) 703-7133

Email: koldeck@yandex.com

November 3, 2016

Mr. Gregory Dundas

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Koldeck Inc.

       Registration Statement on Form S-1

       Filed September 22, 2016

       File No. 333-213744

Dear Mr. Dundas,

Koldeck Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated October 27, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 Amendment 1 filed with the Commission on October 13, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

General

1. It appears that your company is a “shell company” as defined in Rule 405 of Regulation C. In this regard, we note that your company has had nominal operations and assets since inception in December 2012. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under “Shares Eligible for Future Sale,” the resale limitations imposed by Rule 144(i) due to your shell company status.

Response: We do not believe that Koldeck Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Koldeck Inc. can be classified as having “no or nominal operations”. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Koldeck Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Koldeck Inc. investigated the market demand in the field services of professional ghost writers, content writers, editors and publishers. Additionally, we had started to negotiate agreements with potential customers and signed agreement with on September 7, 2016. As a result of this agreement we generated $1,800 in revenues. On October 15, 2016, we signed the second Editing Service Agreement and as a result, we generated $2,100 in revenues. Moreover, we spent our funds for assets which help us in our business activity according to our plan of operations. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. Additionally, Koldeck Inc. during its lifespan has had continuous operations and such operations were not at any time “nominal.”

Black’s Law Dictionary defines “nominal” as

…titular, existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like; in comparison to what might properly be expected, as scarcely to entitled to a name…

Considering that the Company was and remains a “development stage company”, the scope of its operations may have been constrained at certain times by its capital resources, but at no time did its operational efforts lapse. Moreover, at no time have such operations been “not real” or “existing in name only” and such operations continue today. We do not believe that Koldeck Inc. is a “shell company”.

2. Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Response: We have added disclosure in the prospectus summary section that we do not believe that the Company is a blank check company because the Company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Prospectus Cover Page

3. We note that there is no minimum amount of common stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•

Has not received enough proceeds from the offering to begin operations; and

•

Has no market for its shares.

Response: We have disclosed in the prospectus cover page that since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- Has not received enough proceeds from the offering to begin operations; and

- Has no market for its shares.

Prospectus Summary, page 5

4. Please provide a brief discussion of your business plan and a summary of your expected use of proceeds.

Response: We have provided a brief discussion of our business plan and a summary of our expected use of proceeds.

Use of Proceeds, page 14

5. Revise to clarify that if the company receives less than a certain minimum percentage of the total proceeds from the offering, the company will not have sufficient funds to carry out its business plan.

Response: We have revised to clarify that if the company receives less than a certain minimum percentage of the total proceeds from the offering, the company will not have sufficient funds to carry out its business plan.

Directors, Executive Officers, Promoters and Control Persons, page 24

6. Please revise Svetlana Mazur’s business experience to include all business experience during the past five years. We refer you to Item 401(e)(1). Disclose what year she received her university degree.

Response: We have revised Svetlana Mazur’s business experience to include all business experience during the past five years. We have also disclosed what year she received her university degree.

Please direct any further comments or questions you may have to the company at koldeck@yandex.com

Thank you.

Sincerely,

/S/ Svetlana Mazur

Svetlana Mazur, President